

Mail Stop 6010

October 20, 2008

Via Facsimile and U.S. Mail

Mr. William M. Iacona
Chief Financial Officer
Somanetics Corporation
1653 East Maple Road
Troy, MI   48083-4208

> **Re: Somanetics Corporation**
> **Form 10-K for the fiscal year ended November 30, 2007**
> **Filed February 6, 2008**
> **File No. 0-19095**

Dear Mr. Iacona:

We have reviewed your filings and have the following comments. Where indicated, we think you should revise future filings in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for fiscal year ended November 30, 2007

Item 8. Financial Statements and Supplementary Data, page 48

Management's Report on Internal Control over Financial Reporting, page 48

1.   We note your statement that "[you] believe that, as of November 30, 2007, the
        Company's internal control over financial reporting is effective . . . ". It does not appear
        that you have reached a conclusion that these internal controls are effective. Please
        revise future filings to address your conclusions regarding the effectiveness of your
        internal control over financial reporting.

Financial Statements, page 49

Note 2. Summary of Significant Accounting Policies, page 55

Revenue Recognition, page 56

2.   We note from page 36 that outside the United States you have distribution agreements
        with independent distributors for the INVOS system. Please expand your revenue
        recognition policy in future filings to specifically address transactions with distributors.
        Describe the significant terms of your agreements with distributors, including payment,
        exchange, price protection, discounts, sales incentives, stock rotation, volume pricing and
        other significant matters. Refer to SAB 104 and SFAS 48 as necessary.

                                          *   *   *   *

        As appropriate, please respond to these comments within 10 business days or tell us
when you will provide us with a response. Please furnish a cover letter with your response that
keys your responses to our comments and provides any requested information. Detailed cover
letters greatly facilitate our review. Please understand that we may have additional comments
after reviewing your amendment and responses to our comments.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure
in the filing to be certain that the filing includes all information required under the Securities and
Exchange Act of 1934 and that they have provided all information investors require for an
informed investment decision. Since the company and its management are in possession of all
facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of
the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- The company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact David Burton, Staff Accountant, at (202) 551-3626 or me at (202) 551-3616 if you have questions regarding these comments. In this regard, do not hesitate to contact Kevin Vaughn, Branch Chief, at (202) 551-3643.

Sincerely,

Lynn Dicker
Reviewing Accountant